JUHL ENERGY, INC.

1502 17th Street SE

Pipestone, Minnesota 56164

(507) 562-4310

July 29, 2014

Securities and Exchange Commission	BY EDGAR

100 F Street, N.E.

Washington, DC 20549

Re:	Juhl Energy, Inc.
Registration Statement on Form S-1 (File No. 333-195636)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby requests acceleration of the effective date of the above-captioned Registration Statement (the “Filing”) to 4:00 p.m. EST on Thursday, July 31, 2014 or as soon as practicable thereafter.

With respect to our request for acceleration of the effectiveness of the Registration Statement, this letter acknowledges that:

•              should the U. S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will confirm that the Company and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact our counsel, Kristen Baracy with Synergy Law Group, LLC, at 312-454-0264 to confirm our acceleration request of the effective date.

Very truly yours,

/s/ John P. Mitola

John P. Mitola
President